Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430
August 28, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Lincoln National Corporation
Form 10-K for the Year Ended December 31, 2012
File No. 001-06028

Dear Mr. Rosenberg:

This letter is in response to the staff of the Division of Corporation Finance’s (the “Staff”) letter of July 31, 2013, concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2012.  Our reply refers to the specific comments in the Staff’s letter.  In responding to the Staff’s comments, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are the Staff’s comments and our responses:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance page 97

1.	Please provide us the following information regarding your reinsurance counterparty risk:
•	The factors considered, manner and frequency in which you monitor the concentration and financial strength ratings of your principal reinsurers, with explanation as to the ratings;
•	The nature and general terms of collateral arrangements with your reinsurers; and
•	The name, rating and recoverable amount at December 31, 2012 for each of your principal reinsurers.

Re: Lincoln National Corporation

Response:

We focus on obtaining reinsurance from a diverse group of reinsurers, and we monitor concentration risk with our largest reinsurers at least annually.  We have established standards and criteria for our use and selection of reinsurers.  In order for a new reinsurer to participate in our current program, we require the reinsurer to have an A.M. Best rating of A+ or greater or a Standard & Poor’s (“S&P”) rating of AA- or better.  If the reinsurer does not have these ratings, we generally require them to post collateral; however, we may waive the collateral requirements based on the facts and circumstances.  We discuss our counterparty risk with our reinsurers in “Item 1A. Risk Factors – Operational Matters – We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations” on page 27 of our 2012 Form 10-K.  We monitor all of our existing reinsurers’ financial strength ratings on a monthly basis.  We also monitor our reinsurers’ financial health, statutory surplus, risk-based capital levels, statutory earnings and fluctuations, current claims payment aging and our reinsurers’ own reinsurers.  In addition, we present at least annually information regarding our reinsurance exposures to the Finance Committee of our Board of Directors.

In order for a U.S. domestic life insurance company (a “ceding company”) to receive reserve credit for reinsurance ceded to a reinsurer, the reinsurer must either (i) be licensed, authorized, or accredited in the state of domicile of the ceding company (an “authorized reinsurer”) or (ii) post statutorily prescribed forms of collateral.  The three primary forms of collateral are:  (i) qualifying assets held in a reserve credit trust; (ii) irrevocable, unconditional, evergreen letters of credit issued by a qualified U.S. financial institution; and (iii) assets held by the ceding company in a segregated funds withheld account.  Collateral must be maintained in accordance with the rules of the ceding company’s state of domicile and must be readily accessible by the ceding company to cover claims under the reinsurance agreement.  Accordingly, our insurance subsidiaries require unauthorized reinsurers to post acceptable forms of collateral to support their reinsurance obligations to us.  In addition to letters of credit, qualifying assets held as collateral generally consist of funds withheld assets, funded trusts by the reinsurers and other forms of collateral acceptable to the state of domicile, typically consisting of fixed maturity securities and cash and cash equivalents.

In addition, we may require collateral from an authorized reinsurer to mitigate credit/collectibility risk.  Typically, in such cases, the reinsurer must either maintain minimum specified ratings and risk-based capital ratios or establish the specified quality and quantity of collateral.  Similarly, we have also required collateral in connection with books of business sold pursuant to indemnity reinsurance agreements.

Re: Lincoln National Corporation

The following provides the name, rating, and recoverable amount (in millions) as of December 31, 2012, for each of our principal reinsurers:

	Financial
	Strength Ratings
	A.M.		Reinsurance
	Best	S&P	Recoverable
Swiss Re Ltd	A+	AA-	$3,105
HSBC Holdings plc.	A+	Not rated	734
Metropolitan Life Insurance Company	A+	AA-	410
Scottish Re Group Ltd	Not rated	Not rated	375
RGA Reinsurance Company	A	A-	354
SCOR SE (Transamerica)	A+	AA-	264
Munich American Reassurance Company	Not rated	AA-	221
Protective Life and Annuity Insurance Company	B++	Not rated	206
SCOR SE (SCOR SE)	A	A	126
Various other	Various	Various	654
Total reinsurance recoverable			6,449
Collateral posted by reinsurers (held by LNC)			4,268
Total reinsurance recoverable, net of collateral			$2,181

Scottish Re Group Ltd (“Scottish Re”) has been in runoff mode for several years and is no longer rated by A.M. Best or S&P.  Nonetheless, because Scottish Re has continued to meet its obligations faithfully, we currently expect to receive full recovery on our reinsurance agreements with Scottish Re.

Liquidity and Capital Resources, page 98

2.
You disclose that changes in equity markets could affect the capital position of your captive reinsurance subsidiaries and that you could decide to reallocate available capital between your insurance subsidiaries and captives.  You state that you analyze the use of your existing captive reinsurance structures, as well as additional third-party reinsurance arrangements, and your current hedging strategies relative to managing the effects of equity markets and interest rates on the statutory reserves, statutory capital and the dividend capacity of your life insurance subsidiaries.  Please tell us:

•
The nature and the business purpose of transactions with captives.  Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•
The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations.  Tell us the nature and amount of the parent holding company’s assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
•	Your consideration of disclosing the risks of employing your captive’s strategy.

Re: Lincoln National Corporation

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Response:

By way of background, we would like to inform the Staff that captive insurance companies are a long-standing and heavily regulated mechanism for legitimate reinsurance risk transfer in the insurance industry.  The life insurance industry uses captives to reinsure well over $100 billion of risk.  These captive arrangements require actual risk transfer and accessible assets and must be approved by the cedent company’s domicile state insurance regulator and the captive domicile’s regulator.  Captive reinsurers are typically special purpose entities that either by statute or by restriction in their licensing orders may only reinsure business from our insurance affiliates.  Accordingly, our captives are not party to reinsurance transactions with third parties.  We do have an entity that reinsures liabilities from both affiliates and non-affiliates.  However, this entity is not a captive reinsurance entity, and our response herein is limited to our captive reinsurance entities.

We utilize inter-company reinsurance arrangements with our captives primarily to manage risk and statutory capital.  Specifically, captives help us mitigate the capital impact of The Valuation of Life Insurance Policies Model Regulation (“XXX”) and Actuarial Guideline 38 (“AG38”) reserving guidelines.  XXX requires insurers to use reserving assumptions that result in statutory reserves for term life insurance policies with long-term premium guarantees and universal life insurance (“UL”) policies with secondary guarantees greater than we expect to need to support these policies.  AG38 clarifies the application of XXX with respect to certain UL policies with secondary guarantees.

The following summarizes asset and liability information (in millions) for our captives, which do not have an effect on our GAAP consolidated financial statements as the amounts eliminate in consolidation:

Assets
Investments	$1,026
Cash and invested cash	215
Deferred acquisition costs	437
Reinsurance related embedded derivatives	158
Funds withheld reinsurance assets	1,278
Other assets	21
Total assets	$3,135

Liabilities
Future contract benefits	$1,459
Long-term debt	375
Deferred gain on business sold through reinsurance	207
Federal current and deferred income taxes	644
Other liabilities	38
Total liabilities	$2,723

Re: Lincoln National Corporation

As disclosed in Note 12 of our 2012 Form 10-K, we have letters of credit (“LOCs”) that support our inter-company captive reinsurance arrangements.  As of December 31, 2012, the expiration dates, maximum available and amounts issued for these LOCs (in millions) were as follows:

	Maximum	LOCs
	Available	Issued
March 2023	$857	$857
August 2031	781	759
October 2031	967	937
	$2,605	$2,553

As disclosed in Note 12 of our 2012 Form 10-K, the agreements associated with our LOCs each contain customary terms and conditions, including early termination fees, covenants restricting the ability of the subsidiaries to incur liens, merge or consolidate with another entity and dispose of all or substantially all of their assets.  If we decide to terminate the LOC agreements prior to their stated termination dates, then the agreements require the immediate payment of all or a portion of the present value of the future LOC fees that would have otherwise been paid, which would have amounted to approximately $510 million if we would have terminated as of December 31, 2012.  Further, the agreements contain customary events of default, subject to certain materiality thresholds and grace periods for certain of those events of default.  The events of default include payment defaults, covenant defaults, material inaccuracies in representations and warranties, bankruptcy and liquidation proceedings and other customary defaults.  As of December 31, 2012, we were in compliance with all of the LOC covenants.  We consider these arrangements to be ordinary course transactions.

The effect of our captives on our consolidated financial statements is limited to fees associated with these LOCs, as transactions with captives do not qualify for reinsurance accounting under U.S. GAAP.  These fees were $39 million, pre-tax, for 2012.  For some transactions, our parent holding company is jointly and severally liable with our captives with respect to the LOC fees.

As discussed below, in our 2012 Form 10-K, we discuss the risks associated with employing our captive strategy, the uncertainties associated with the continued use of this strategy and the expected effects on our financial position and results of operations if we were to discontinue this strategy.

We provide the following risk factor disclosures:

On page 19 – Attempts to mitigate the impact of Regulation XXX and Actuarial Guideline 38 may fail in whole or in part resulting in an adverse effect on our financial condition and results of operations.

The Valuation of Life Insurance Policies Model Regulation (“XXX”) requires insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and UL policies with secondary guarantees.  In addition, Actuarial Guideline 38 (“AG38”), commonly known as “AXXX,” clarifies the application of XXX with respect to certain UL insurance policies with secondary guarantees.  Virtually all of our newly issued term and the majority of our newly issued UL insurance products are affected by XXX and AG38.  The application of both AG38 and XXX involve numerous interpretations.  If state insurance departments do not agree with our interpretations, we may have to increase reserves related to such policies.

Re: Lincoln National Corporation

We have implemented, and plan to continue to implement, reinsurance and capital management transactions to mitigate the capital impact of XXX and AG38, including the use of letters of credit to support the reinsurance provided by captive reinsurance subsidiaries.  These arrangements are subject to review by state insurance regulators and rating agencies.  For example, a National Association of Insurance Commissioners (“NAIC”) subgroup has been studying the use of captives and special purpose vehicles to transfer insurance risk in relation to existing state laws and regulations.  Therefore, we cannot provide assurance regarding what, if any, actions regulators, rating agencies, or others may take in response to the transactions we have executed to date or the impact of any such potential actions.

Likewise, we also cannot provide assurance that we will be able to continue to implement transactions or take other actions to mitigate the impact of XXX or AG38 on future sales of term and UL insurance products.  If we are unable to continue to implement such solutions for any reason, we may have lower returns on such products sold than we currently anticipate and/or reduce our sales of these products.

On page 23 – Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations.

We are a holding company and we have no direct operations.  Our principal asset is the capital stock of our insurance subsidiaries.  Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders, repurchase our securities and pay corporate expenses depends primarily on the ability of our subsidiaries to pay dividends or to advance or repay funds to us.  Under Indiana laws and regulations, our Indiana insurance subsidiaries, including LNL, our primary insurance subsidiary, may pay dividends to us without prior approval of the Commissioner up to a certain threshold, or must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding 12 consecutive months exceed the statutory limitation.  The current Indiana statutory limitation is the greater of 10% of the insurer’s contract holders’ surplus, as shown on its last annual statement on file with the Commissioner or the insurer’s statutory net gain from operations for the prior calendar year.

In addition, payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws of their respective jurisdictions requiring that our insurance subsidiaries hold a specified amount of minimum reserves in order to meet future obligations on their outstanding policies.  These regulations specify that the minimum reserves shall be calculated to be sufficient to meet future obligations, after giving consideration to future required premiums to be received, and are based on certain specified mortality and morbidity tables, interest rates and methods of valuation, which are subject to change.  In order to meet their claims-paying obligations, our insurance subsidiaries regularly monitor their reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments.  At times, we may determine that reserves in excess of the minimum may be needed to ensure sufficiency.

Changes in, or reinterpretations of, these laws can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.  Requiring our insurance subsidiaries to hold additional reserves has the potential to constrain their ability to pay dividends to the holding company.  See “Legislative, Regulatory and Tax – Attempts to mitigate the impact of Regulation XXX and Actuarial Guideline 38 may fail in whole or in part resulting in an adverse effect on our financial condition and results of operations” above for additional information on potential changes in these laws.

The earnings of our insurance subsidiaries impact contract holders’ surplus.  Lower earnings constrain the growth in our insurance subsidiaries’ capital, and therefore, can constrain the payment of dividends and advances or repayment of funds to us.

Re: Lincoln National Corporation

In addition, the amount of surplus that our insurance subsidiaries could pay as dividends is constrained by the amount of surplus they hold to maintain their financial strength ratings, to provide an additional layer of margin for risk protection and for future investment in our businesses.  Notwithstanding the foregoing, we believe that our insurance subsidiaries have sufficient liquidity to meet their contract holder obligations and maintain their operations.

On page 24 – A decrease in the capital and surplus of our insurance subsidiaries may result in a downgrade to our credit and insurer financial strength ratings.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by our insurance subsidiaries (which itself is sensitive to equity market and credit market conditions), the amount of additional capital our insurance subsidiaries must hold to support business growth, changes in reserving requirements, such as principles-based reserving, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, the value of certain derivative instruments that do not get hedge accounting treatment, changes in interest rates and foreign currency exchange rates, as well as changes to the NAIC RBC formulas… .

In the MD&A, we provide the following disclosures:

On page 36 – Forward-Looking Statements – Cautionary Language:

Legislative, regulatory or tax changes, both domestic and foreign, that affect the cost of, or demand for, our subsidiaries’ products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserve requirements related to secondary guarantee universal life and annuities; regulations regarding captive reinsurance arrangements; restrictions on revenue sharing and 12b-1 payments; and the potential for U.S. federal tax reform.

On page 69 – Results of Life Insurance – Strategies to Address Statutory Reserve Strain:

An inability to obtain the necessary LOC capacity or other capital market alternatives could affect our returns on our in-force UL products containing secondary guarantees.

Supplementally, we would like to inform the Staff that we have a reinsurance subsidiary domiciled in Barbados, Lincoln National Reinsurance Company (Barbados) Limited (“LNBAR”), that reinsures both non-affiliated and affiliated liabilities.  LNBAR’s non-affiliated operations consist of disability income, ordinary life and annuity reinsurance.  In addition, LNBAR assumes risk from our affiliated insurance subsidiaries under certain variable annuity contracts and certain UL contracts with secondary guarantees.  Similar to the above discussion relative to our captive reinsurance subsidiaries, LNBAR’s reinsurance transactions with our affiliates do not have an effect on our GAAP consolidated financial statements as the amounts eliminate in consolidation.  LNBAR’s non-affiliated liabilities relate primarily to the sale of our third-party reinsurance business to Swiss Re Life & Health America, Inc. (“Swiss Re”) in 2001.  The liabilities and obligations associated with the contracts reinsured by Swiss Re along with a corresponding reinsurance receivable from Swiss Re are reflected on LNBAR’s financial statements, as we are not relieved of our legal liability to the ceding companies.

We would also like to inform the Staff that all material reinsurance arrangements by and among affiliates must be reviewed and approved by the domiciliary insurance department of the ceding company.

Re: Lincoln National Corporation

Notes to Consolidated Financial Statements

Note 1: Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies, Realized Gain (Loss), page 133

3.
You disclose that realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL.  Please tell us why it is appropriate to reflect a portion of the amortization of those assets against realized gains/losses and reference for us the authoritative literature you rely upon to support your accounting.  In your response, tell us your consideration of ASC 944-30-45-2 which specifically requires the amortization of deferred sales inducement assets to be charged as a component of benefits expense.

Response:

As discussed in Note 1 of our consolidated financial statements in our 2012 Form 10-K, our carrying amounts of deferred acquisition costs (“DAC”), value of business acquired (“VOBA”), deferred sales inducements (“DSI”) and deferred front-end loads (“DFEL”) are adjusted for the effects of realized gains and losses on securities classified as available-for-sale and certain derivatives and embedded derivatives.

Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses.  When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss), reflecting the incremental effect of actual versus expected credit-related investment losses.

The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type.  For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.  Our policy is also consistent with the guidance in the Financial Services – Insurance, Acquisition Costs, Subsequent Measurement Subtopic of the Financial Accounting Standards Board (“FASB”) Accounting Standards CodificationTM (“ASC”) under paragraph 944-30-35-4, which reads in part:  “Capitalized acquisition costs shall be amortized over the life of a book of universal life-type contracts at a constant rate based on the present value of the estimated gross profit amounts expected to be realized over the life of the book of contracts.”  We also follow this same policy for the amortization of DSI, as FASB ASC paragraph 944-30-35-18 indicates that DSI is to be amortized using the same methodology and assumptions used to amortize capitalized acquisition costs.

We understand the guidance is silent on whether realized gain (loss) should be presented net of the associated amortization of DAC, VOBA, DSI and DFEL and there is a diversity of practice by public companies in our industry.  As FASB ASC paragraph 944-30-45-2 states that amortization of DSI shall be recognized as a component of benefit expense, we determined that we should treat it consistently with our policy for DAC, VOBA and DFEL with regard to realized gain (loss).  For this reason, we have been fully transparent to the users of our financial statements by not only disclosing our long-standing practice, but also the amounts of amortization of DAC, VOBA, DSI and DFEL reported within realized gain (loss) on our Consolidated Statements of Comprehensive Income (Loss).  This information is included in Note 8 of our Consolidated Financial Statements in our 2012 Form 10-K.  In addition, if we were to reclassify the amounts of amortization of DAC, VOBA, DSI and DFEL out of realized

Re: Lincoln National Corporation

gain (loss), the effect on the line items they would be reclassified to on our Consolidated Statements of Comprehensive Income (Loss) would be minimal.  The following summarizes the line items that would be affected and the associated percentage change for the twelve months ended December 31, 2012:

•	Both DAC and VOBA amortization would be reclassified to commissions and other expenses and result in an increase to this line item of 1.7% ;
•	DSI amortization would be reclassified to interest credited and result in an increase to this line item of 0.3%; and
•	DFEL amortization would be reclassified to insurance fees and result in an increase to this line item of 0.5%.

Furthermore, we believe our long-standing practice of reporting realized gains (losses), net of the associated amortization of DAC, VOBA, DSI and DFEL is a more meaningful measure that allows for a better understanding as it is consistent with the accounting guidance for unrealized gains and losses, and we believe it is appropriate to show both our unrealized and realized gains (losses) in the same fashion.

Note 20: Statutory Information and Restrictions, page 185

4.
Although you disclose on page 14 and elsewhere that your insurance subsidiaries currently exceed the “company action level,” please provide us proposed revised disclosure to be included in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, please clarify in the disclosure.

Response:

As of December 31, 2012, the amount of statutory capital and surplus necessary to satisfy regulatory requirements was not significant in relation to our actual statutory capital and surplus, as required under ASC 944-505-50-1b.  To address the Staff’s comment, we will update our disclosures in future Form 10-K filings, beginning with our 2013 Form 10-K, to include substantially the following in our Notes to Consolidated Financial Statements:

The National Association of Insurance Commissioners (“NAIC”) has adopted Risk-Based Capital (“RBC”) requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks.  The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.  Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the NAIC, to its company action level of RBC (known as the “RBC ratio”), also as defined by the NAIC.  The company action level may be triggered if the RBC ratio is between 75% and 100%, which would require the insurer to submit a plan to the regulator detailing corrective action it proposes to undertake.  As of December 31, 2012, the combined RBC ratio of The Lincoln National Life Insurance Company, Lincoln Life & Annuity Co. of New York and First Penn-Pacific Life Insurance Co. reported to their respective states of domicile and the NAIC were in excess of four times the aforementioned company action level.

Re: Lincoln National Corporation

****

If you have any questions regarding our response, please contact me directly at (484) 583-1430.

Sincerely,

/s/ Douglas N. Miller
Douglas N. Miller
Senior Vice President and Chief Accounting Officer

cc:           Randal J. Freitag, Executive Vice President and Chief Financial Officer